Filed by Sizzle Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41005

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

European Lithium Limited (ASX: EUR) filed an announcement with the Australian Securities Exchange (the “ASX”) on June 2, 2023, which was subsequently posted on the ASX.

EUROPEAN LITHIUM SIGNS BINDING TERM SHEET WITH OBEIKAN FOR HYDROXIDE PLANT IN SAUDI ARABIA

HIGHLIGHTS

●	EUR and Obeikan Group have signed a binding term sheet to jointly develop and operate a lithium hydroxide processing plant in Saudi Arabia through an incorporated 50:50 Joint Venture (JV)

●	EUR and Obeikan Group to proceed with incorporation of JV company (JVco) and entry into shareholders agreement (SHA)

●	Processing plant capital investment will be fully funded through JV

●	Processing plant expected to deliver significant Opex and Capex savings

●	EUR will grant JVco exclusive right to purchase spodumene mined from the Wolfsberg Lithium Project

●	Development conditions include EUR and Obeikan entering into the SHA, agreeing contributions to the JVco and relevant approvals being obtained by the parties

●	Binding lithium offtake agreement with BMW to be assigned to JVco

●	DRA Global (DRA) will be appointed to update DFS to incorporate expected Opex and Capex savings from the JV

●	NASDAQ listing of Critical Metals Corp. progressing to completion with final SEC approvals expected to be obtained by the end of June 2023

European Lithium Limited (ASX: EUR, FRA:PF8, OTC: EULIF) (European Lithium or the Company) is pleased to announce, further to its update dated 28 April 2023, it has signed a binding term sheet for the joint development and operation of a lithium hydroxide processing plant (Plant) in Saudi Arabia (JV Term Sheet) with Obeikan Group (Obeikan) to convert lithium concentrate into lithium hydroxide.

Tony Sage, Chairman of EUR said the new facility, once operational, was expected to significantly reduce energy costs and deliver savings in Opex, in addition to lower Capex, for operations at the Company’s Wolfsberg Lithium Project (Wolfsberg).

“We are pleased to reach this strategic step in partnering with Obeikan that paves the way for significant Opex savings including greatly reduced energy and financing costs, and a much lower taxation rate. We look forward to progressing our plans to harness the latest technology in developing a facility of the highest quality and efficiency, in doing so, strengthen the economics of Wolfsberg and our future projects.”

Abdallah Obeikan, CEO of the Obeikan Investment Group said: “We are pleased to have reached this agreement with European Lithium. We are convinced that our partnership will be beneficial for all stakeholders. This partnership will combine EUR expertise with the industrial knowledge of Obeikan and the strength of Saudi Arabia.”

Summary Joint Venture Terms

The 50:50 JV will be geared towards developing, constructing and commissioning a lithium hydroxide processing plant, and operating the plant for the conversion of lithium spodumene concentrate from Wolfsberg in stages.

Under the JV Term Sheet, the proposed JV will seek to have an exclusive right to purchase spodumene mined from the current resource at Wolfsberg (Zone 1), and the facility is expected to be developed to meet the minimum initial capacity and product specifications based on the Company’s binding Long Term Supply Agreement with BMW (refer ASX announcement dated 21 December 2022).

Under the terms of the JV Term Sheet, and subject to the successful commissioning of the Plant, EUR will sell the lithium spodumene concentrate to the JV company at a reduced rate with a floor price of US$3,000/t and a ceiling price of US$7,000/t over the life of the current resource of the Wolfsberg mine.

Other key material terms of the JV Term Sheet

Additional key terms include:

●	European Lithium and Obeikan will establish a new joint venture company(s) in Saudi Arabia (JVCo) and enter into shareholders agreement to reflect 50:50 JV ownership.

●	In the event the business combination agreement with Sizzle Acquisition Corp completes, the Company agrees to procure the assignment of its rights and obligations under the JV Term Sheet to Critical Metals Corp (CRML) or one of its wholly owned subsidiaries, subject to approval by the CRML Board.

●	Completion of the transaction is subject to verification from the Saudi Industrial Development Fund (SIDF) and an external valuation regarding the treatment of the in-kind contribution to be made to the JV by the Company.

●	The parties are required to contribute to the equity funding of JVCo in accordance with their respective shareholding in JVCo. Based on the outcome of a valuation of in-kind contribution, European Lithium might not be required to contribute any cash to the JV.

●	The establishment of a Development Committee for the purposes of jointly collaborating on all key decisions in relation to the development of the Plant.

Updated DFS

The JV is expected to result in significant Opex and Capex savings for EUR. To this end, the Company will engage DRA to update the existing DFS (refer ASX announcement dated 8 March 2023) to reflect these potential savings and produce a new project NPV.

NASDAQ Listing Update

The Board expects final SEC approval this month. The listing will take place shortly thereafter following approval from Sizzle shareholders. Upon the closing of the transaction, EUR will be issued US$750 million worth of ordinary shares in CRML.

Loan Facility Conversion

European Lithium previously entered into loan agreements with Cyclone Metals Limited (ASX: CLE) and advanced funds to CLE totalling $2,250,000 (CLE Loans). The Company advises that the parties have agreed that the principal amount of $2,250,000 plus accrued interest will be converted into equity based on a share conversion price of AUD$0.002 with the issue of securities expected to occur on, or around 2 June 2023. All other terms and conditions of the CLE Loans remain unchanged.

This announcement is intended to lift the trading halt requested on 31 May 2023. This announcement has been approved for release on ASX by the Board of Directors.

Yours faithfully

European Lithium Limited

–END–

U.S. Securities Law Legends

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) among Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), European Lithium Ltd. (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium (“EUR BVI”), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals Corp. (“Critical Metals”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement to be sent to Sizzle shareholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The Registration Statement has not yet been declared effective. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K filed with the SEC on March 28, 2023, and Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K, or proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Sizzle intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.